EXHIBIT 99.1

Quarterly Activities Report

For the Three months Ended MARCH 31, 2024

Key Highlights

NOVONIX Anode Materials

▪
Signed a binding supply agreement with Panasonic Energy
▪
Selected for US$103 million Qualifying Advanced Energy Project tax credit for Riverside facility
▪
Submitted first grant reimbursement to U.S. Department of Energy (“DOE”) Office of Manufacturing and Energy Supply Chains (“MESC”)
▪
Progressed procurement of all additional primary production equipment to meet 2024 targets
▪
Continued to progress DOE Advanced Technology Vehicle Manufacturing loan application

NOVONIX Battery Technology Solutions

▪
Advanced cathode materials development through additional chemistries
▪
Progressed cathode customer sampling and discussions
▪
Continued development of artificial intelligence and machine learning models to enhance battery testing, R&D, and data analysis services capabilities
▪
Expanded European UHPC distribution network

Corporate

▪
Appointed Sharan Burrow AC to Board of Directors
▪
Negotiated agreement with Lithium Energy Limited to combine natural graphite assets and intent to take the combined business, Axon Graphite, public
▪
Released inaugural Sustainability Report
▪
Quarter end cash balance of US$62.2 million

NOVONIX Limited (ASX: NVX)
ACN 157 690 830
Level 38, 71 Eagle Street	www.novonixgroup.com
Brisbane QLD 4000	ASX: NVX Nasdaq: NVX
AUSTRALIA

17 April 2024

Dr. Chris Burns, CEO of NOVONIX, said, “During the first quarter of 2024, our focus on the anode materials business at NOVONIX was underscored by significant milestones, notably our supply agreement with Panasonic Energy and being selected for significant tax credits from the U.S. government. These developments were preceded by insightful trade data highlighting decreases in graphite exports from China after export controls came into effect in December of last year. Our commitment to growth was further demonstrated through continued discussions and sample qualification with tier-1 customers, alongside the advancement of engineering and capacity expansion efforts, positioning us to be a leading synthetic graphite producer in North America.

At NOVONIX, we pride ourselves on delivering critical battery materials to exacting standards, economically, and in line with current market dynamics. Our unwavering dedication to scaling North American synthetic graphite production aligns with the burgeoning demand in the region, as we strive to support the battery market.

As we navigate through 2024, we remain excited by, and focused on, our key business objectives. We are steadfast in our mission to advance the anode business towards commercialization, make strides in cathode synthesis, and secure additional capital support, including advancing opportunities such as the DOE Loan Programs Office.”

NOVONIX Anode Materials

NOVONIX Anode Materials (“NAM”), headquartered in Chattanooga, Tennessee, USA, specializes in manufacturing high-performance synthetic graphite anode materials crucial for lithium-ion batteries powering electric vehicles, energy storage units, personal electronics, and medical devices. With plans to reach an initial capacity of 3,000 tonnes per annum (“tpa”) of production capacity by the end of 2024, NOVONIX is working towards key milestones ahead of the start of production targets for its supply agreements with KORE Power and Panasonic Energy and continuing development of materials under a Joint Research and Development Agreement with LG Energy Solution. The Company’s ultimate objective is to achieve a total production capacity of at least 150,000 tpa in North America.

A significant focus during the first quarter was the advancement of NOVONIX's partnership with Panasonic Energy. As a prominent provider of battery cells, Panasonic Energy is actively increasing its production of EV batteries in North America to meet growing demand, while simultaneously boosting the proportion of locally sourced materials. In North America, Panasonic Energy has developed relationships with Tesla, Honda, Toyota, Mazda, Subaru, Ford, and Lucid to supply EV batteries. Panasonic Energy is committed to establishing a sustainable supply chain and aims to achieve a 50% reduction in the carbon footprint of its entire lithium-ion battery supply chain for EVs by 2031 compared to 2022 levels. Collaboration between NOVONIX and Panasonic Energy commenced in 2019, following the signing of a memorandum of understanding with subsidiary Sanyo Electric Co., Ltd. As Panasonic Energy expands its cell manufacturing presence in North America, NOVONIX’s product development and sampling efforts are tailored to meet the specific product requirements of Panasonic Energy’s U.S. plants.

NOVONIX Limited		2 |P a g e
ACN 157 690 830
Level 38, 71 Eagle Street	www.novonixgroup.com
Brisbane QLD 4000	ASX: NVX Nasdaq: NVX
AUSTRALIA

17 April 2024

In February, NOVONIX announced the signing of a binding supply agreement for high-performance synthetic graphite anode material to be supplied to Panasonic Energy’s North American operations from NOVONIX’s Riverside facility. Under the supply agreement, Panasonic Energy has agreed to purchase at least 10,000 tonnes of anode material for use in their U.S. plants over the term of 2025-2028. During the term, if additional volumes are requested by Panasonic Energy, NOVONIX shall use its best efforts to deliver the increased volumes. The mutually agreed pricing structure incorporates a mechanism for adjusting the price in response to significant changes in NOVONIX’s raw material costs.

Also in the quarter, the Company progressed engineering work to support key production objectives:

▪
3,000 tpa: all primary equipment is either installed or on order, with expected readiness by Q4, 2024;
▪
20,000 tpa: engineering work confirmed necessary equipment needs, upgrades, and flow optimization to meet facility capacity target; and
▪
an independent third-party engineering firm was engaged to provide a diligence report on NOVONIX’s engineering to support future expansion and will be completed in the second quarter.

Additional highlights and updates from the first quarter include:

▪
continued production campaigns at Riverside of NOVONIX’s proprietary Generation 3 continuous induction graphitization furnaces to build operational data and support customer qualification trials;
▪
progressed engagements with tier-1 cell and automotive manufacturers through additional material sampling and qualification from both its pilot facility and Riverside production facility;
▪
ongoing site selection process for a new high-performance battery grade synthetic graphite production facility; and
▪
the Company and TAQAT Development Company have mutually agreed to allow their joint venture to terminate under its own terms, as not all agreed-upon conditions were satisfied by March 31, 2024, given the current local market conditions. The Company continues to explore international expansion partnerships for future growth that will leverage engineering and operational milestones achieved at its Riverside facility.

U.S. Department of Energy Funding Opportunities Update

In November 2023, NOVONIX secured a US$100 million grant from the DOE Office of MESC to enhance domestic production of high-performance synthetic graphite anode materials at the Riverside facility in Chattanooga, Tennessee. During the first quarter, NOVONIX began submitting reimbursement requests to the DOE Office of MESC for investments made at its Riverside facility.

This funding from the DOE Office of MESC is made possible by the Bipartisan Infrastructure Law, aimed at bolstering the North American battery supply chain, supporting American manufacturing and employment, and fostering innovation in critical energy sectors. Given that synthetic graphite is predominantly imported from China, NOVONIX’s plant aims to become the first large-scale

NOVONIX Limited		3 |P a g e
ACN 157 690 830
Level 38, 71 Eagle Street	www.novonixgroup.com
Brisbane QLD 4000	ASX: NVX Nasdaq: NVX
AUSTRALIA

17 April 2024

battery-grade synthetic graphite manufacturing operation in North America. The DOE Office of MESC will collaborate closely with NOVONIX to oversee the award throughout the project, from initial investment to full operation.

NOVONIX’s senior leadership team highlighted the support from the DOE Office of MESC at the Riverside facility in Chattanooga, Tennessee

On March 29, NOVONIX was notified that, based on recommendation by the U.S. DOE, the Company was selected to receive a US$103 million tax credit under the Qualifying Advanced Energy Project Allocation Program (the “48C program”). The tax credit supports the funding of production of critical battery materials from NOVONIX’s Riverside facility in Chattanooga, Tennessee through an application process outlining a proposed ~US$343m in qualified investment.

The 48C program, which was originally authorized under the American Recovery and Reinvestment Act of 2009, has provided an additional $10 billion in funding under the Inflation Reduction Act of 2022 (“IRA”). The program provides incentives for clean energy property manufacturing and recycling, industrial decarbonization, and critical materials processing, refining, and recycling, and aims to foster the creation of high-quality jobs, curb industrial emissions, and bolster U.S. domestic production of vital clean-energy products and critical materials.

The IRA provides opportunities for manufacturers to fund new battery materials and renewable energy projects, offset total tax liability, or generate cash through the monetization of certain tax credits. Such support lends flexibility to leverage the value for NOVONIX to scale production at its Riverside facility and is critical to building a battery materials supply chain in North America. Realization of the full amount of this tax credit is subject to satisfaction of the requirements set forth in Section 48C of the Internal Revenue Code and operational and employment plans set out in the application to the Internal Revenue Service. The Company has a two-year period in which to satisfy the requirements.

This is the latest example of NOVONIX’s continued support from the U.S. government to deliver the mission of building a sustainable North American supply chain for critical battery materials.

NOVONIX Limited		4 |P a g e
ACN 157 690 830
Level 38, 71 Eagle Street	www.novonixgroup.com
Brisbane QLD 4000	ASX: NVX Nasdaq: NVX
AUSTRALIA

17 April 2024

NOVONIX Battery Technology Solutions

NOVONIX Battery Technology Solutions (“BTS”) stands at the forefront of battery research and development. It is developing new battery technologies and processes in support of NOVONIX’s own operations and offering advanced battery testing equipment and services globally. With unparalleled access across the battery value chain, BTS maintains its position as an industry leader, providing more sustainable materials and technologies to facilitate high-performance and cost-effective battery development.

Throughout the quarter, the Company has intensified its efforts in deploying artificial intelligence (“AI”) research, harnessing AI and machine learning to enhance its battery testing, R&D, and data analysis services capabilities. Initial results show promising performance of data-driven models, accurately identifying cell failure modes based on early cycling data. The Company expects the use of AI to allow for estimation of cycle life and enable expedited decision-making in the development cycle. These models will serve as key features for data products and services slated for release in 2024, leveraging the Company’s purpose-built, proprietary battery data platform.

BTS remains committed to expanding revenue streams through hardware sales and bolstering its portfolio of key strategic accounts for R&D services’ offerings. The Company continues to fortify its pipeline and is poised for continued success in the coming quarters.

Quarter Ending	31 March 2024	31 December 2023	30 September 2023	30 June 2023
Revenue	US$1.48M	US$2.37M	US$1.78M	US$1.51M

Note: Quarterly revenue figures have not been audited.

Additional highlights and updates from the first quarter include:

▪
expanded European distribution network in Germany for UHPC hardware offering;
▪
won Export Business of the Year award at the 25th annual Halifax Chamber of Commerce Business Awards;
▪
participated in Electric Autonomy's EV Innovation & Technology Conference in Toronto in February. Dr. Mark McArthur, Director of R&D, spoke about the development of NOVONIX's revolutionary all-dry, zero-waste cathode synthesis process and the challenges and possible solutions associated with scaling lithium-ion battery technology in Canada;
▪
participated in the International Battery Seminar in Orlando in March, where again, Dr. McArthur spoke about the development of NOVONIX's revolutionary all-dry, zero-waste cathode synthesis process with focus on a high-nickel NMC cathode case study; and
▪
built partnerships to extend local calibration support for hardware customers globally.

NOVONIX Limited		5 |P a g e
ACN 157 690 830
Level 38, 71 Eagle Street	www.novonixgroup.com
Brisbane QLD 4000	ASX: NVX Nasdaq: NVX
AUSTRALIA

17 April 2024

Cathode Pilot Line

NOVONIX 13.5 m long pilot roller hearth kiln (RHK) with partial insulating panels removed displaying assortment of gas handling plumbing, banks of resistance heaters (yellow rectangles, top), and roller conveyance mechanism (yellow, middle).

The Company has continued its investment in the intellectual property associated with its all-dry, zero-waste cathode synthesis technology. The 10 tpa pilot line has reinforced the viability of the Company's cathode materials and technology for manufacturing purposes and continued to supply samples to prospective customers and partners.

In the first quarter, the Company commissioned additional cathode pilot equipment to further its processing capabilities. Progress continued on the development of NMC622, a mid-nickel grade single crystal product, utilizing the company’s all-dry, zero-waste processing technique. Advanced analytical and electrochemical diagnostics were employed to enhance comparability with commercially available materials all yielding positive results demonstrating materials produced with NOVONIX’s technology to be highly competitive to current state of the art materials.

The Company progressed with additional product chemistry workstreams aimed at advancing the development of high-nickel (e.g., NMC811, NMC90/5/5) and cobalt-free materials (e.g., high-lithium, high-manganese cathode materials (HLM), NMC640) using its all-dry process. Coin half-cell tests demonstrated that high-nickel materials maintained or surpassed the capacity retention of commercial materials while being produced in what is anticipated to be a more cost-effective and sustainable process at scale compared to conventional methods.

These high-nickel materials are undergoing full cell performance testing in industrial format lithium-ion cells utilizing the capabilities of BTS. Moreover, the cobalt-free powders exhibited promising results in the first quarter, as various analytical diagnostic methods were employed to assess their crystallography compared to reference materials.

NOVONIX Limited		6 |P a g e
ACN 157 690 830
Level 38, 71 Eagle Street	www.novonixgroup.com
Brisbane QLD 4000	ASX: NVX Nasdaq: NVX
AUSTRALIA

17 April 2024

The Company continues its commercial and strategic discussions with tier-1 cathode manufacturers, cell manufacturers, and OEMs, regarding the Company’s cathode materials and technology, including starting to provide sampling of its products from the 10 tpa pilot line.

Corporate

As a leading battery materials and technology company, NOVONIX provides advanced, high-performance materials, equipment, and services for the global lithium-ion battery industry. With a vision to offer revolutionary clean energy solutions to the battery industry, the company is committed to its mission of developing innovative, sustainable technologies and high-performance materials. NOVONIX has focused on developing technology to provide higher-performance battery materials through simpler, cleaner processes, making tremendous strides over the last decade.

Effective February 28, 2024, NOVONIX announced the appointment of Sharan Burrow AC to its Board of Directors. Sharan Burrow is a global advocate for human rights, climate action, and Just Transition. She is the former General Secretary of the International Trade Union Confederation (2010-2022). Previously, she was President of the Australian Council of Trade Unions (2000-2010). Ms. Burrow is well known for her international advocacy on employment, human rights, industrial relations, corporate responsibility, and climate action with just transition solutions. She has represented workers and civil society groups in global policy discussions in United Nations bodies, on the Governing Body of the International Labour Organization as well as at the tables of the G7, G20, World Bank, and International Monetary Fund. She has twice been a Co-Chair of the World Economic Forum’s Annual Meeting in Davos. Ms. Burrow is currently a Visiting Professor in Practice at the London School of Economics-Grantham Institute, a Vice-Chair of the European Climate Foundation, a board member of the Green Hydrogen Association, Co-Chair of the IEA Labour Council, a Commissioner for the Global Commission on Climate Governance, a B Team Leader and formerly Co-Chair of 100% Human at Work. Sharan has also been appointed to the Temasek Sustainability Advisory Panel.

Non-executive director Mr. Andrew N. Liveris AO will not stand for re-election as a Director of the Company at the April 2024 AGM and will retire from the Board with effect from the close of the AGM. Mr. Liveris will continue to support the Company in a new capacity as a strategic advisor to the management team and Board of Directors.

NOVONIX participated in the following events in the first quarter of 2024:

▪
Fourth Quarter 2023 Operations Update on January 30;
▪
webcast on the Panasonic Supply Agreement Announcement on February 12;
▪
Baird 2024 Vehicle Technology & Mobility Conference was held virtually on February 29; and
▪
Gabelli Funds 15th Annual Specialty Chemical Symposium was held March 14, in New York City.

A total of US$350,837 was paid to directors and their associates for salaries, director fees and superannuation during the quarter ended March 31, 2024.

NOVONIX Limited		7 |P a g e
ACN 157 690 830
Level 38, 71 Eagle Street	www.novonixgroup.com
Brisbane QLD 4000	ASX: NVX Nasdaq: NVX
AUSTRALIA

17 April 2024

Mount Dromedary Transaction

NOVONIX negotiated and has since announced a definitive agreement under which its wholly owned subsidiary, MD South Tenements Pty Ltd, which holds the Mount Dromedary natural graphite exploration interests, will be divested to Axon Graphite Limited (“Axon”), a subsidiary of Lithium Energy Limited (“LEL”). LEL will contribute its interest in its Burke and Corella graphite projects to Axon pursuant to the agreement.

The intention is to undertake an Initial Public Offering (“IPO”) to list Axon on the Australian Securities Exchange (“ASX”) with each NOVONIX and LEL retaining equal residual shareholdings in Axon. The IPO will aim to raise a minimum of A$15 million and up to A$25 million at an issue price of $0.20 per share. The proposed IPO will include a priority offer to both eligible NOVONIX and eligible LEL shareholders, as well as a public offer to other new investors. The Axon prospectus for the proposed IPO is expected to be issued in approximately 6 to 8 weeks.

Upon completion of the IPO and depending on the amount raised in the IPO, each of NOVONIX and LEL will retain between 22.22% and 28.57% of Axon with the remaining shares to be held by investors in the IPO. The shares held by each of NOVONIX and LEL will likely be held in escrow for a period of 24 months.

The transaction is subject to the completion of the parties’ due diligence enquiries, completion of the proposed initial public offering (“IPO”) of Axon, and receipt of approval for the admission of Axon to the ASX.

NOVONIX’s Mt. Dromedary project is a high-grade natural flake graphite deposit (refer Annexure A) and is adjacent to LEL’s Burke interests located 125km north of Cloncurry in northwest Queensland in a well-established mining region with access to an export hub. LEL’s Corella interests are located 40km west of Cloncurry.

Cash Balance

The Company’s cash balance at March 31, 2024, was US$62.2 million.

Capital Expenditures

The Company invested US$2.52 million in the first quarter of 2024 inclusive of capital towards production assets at its Riverside facility in Tennessee and for the cathode pilot line in Nova Scotia.

NOVONIX Limited		8 |P a g e
ACN 157 690 830
Level 38, 71 Eagle Street	www.novonixgroup.com
Brisbane QLD 4000	ASX: NVX Nasdaq: NVX
AUSTRALIA

17 April 2024

ESG Update

NOVONIX was recognized in Times Square (NY) by Nasdaq, trading home of American Depository Receipts, for issuance of the inaugural Sustainability Report.

NOVONIX continues to prioritize its environmental, social, and governance (“ESG”) policies and reporting. The Company recognizes that ESG considerations have a material impact on its business and stakeholders. The Company is committed to operating a profitable, ethical, and sustainable business and is actively articulating and developing an ESG program aligned with its values. The Company released its inaugural Sustainability Report in the first quarter.

NOVONIX’s Sustainability Report emphasizes the steps taken to develop its ESG program, including the formation of an ESG Committee and the establishment of ESG priorities consistent with the Company’s values, business strategy, and commitment to sustainability. The report also outlines NOVONIX’s strategies and initiatives for advancing its ESG program further, taking into account the interests of key stakeholders such as shareholders, customers, employees, regulators, suppliers, and local communities. The Sustainability Report presents the Company’s achievements to date, its plans moving forward, and the framework established to facilitate continuing progress. The report highlights the Company’s:

▪
environmentally conscious foundation that aligns with its mission to provide revolutionary clean-energy solutions to the battery industry;
▪
the commitment to meaningful policies and measurable targets in the areas of workforce health and safety, employee engagement and diversity, equity, and inclusion; and
▪
corporate governance structure designed to facilitate effective internal oversight of and accountability for ESG initiatives.

As NOVONIX advances its ESG program, it intends to continue its transparency regarding its performance, progress, and engagement with its key stakeholders. To access NOVONIX’s inaugural Sustainability Report, please visit the Sustainability page of the website: 2023 Sustainability Report.

This announcement has been authorized for release by NOVONIX Chairman, Admiral Robert J. Natter, USN Ret.

NOVONIX Limited		9 |P a g e
ACN 157 690 830
Level 38, 71 Eagle Street	www.novonixgroup.com
Brisbane QLD 4000	ASX: NVX Nasdaq: NVX
AUSTRALIA

17 April 2024

About NOVONIX

NOVONIX is a leading battery technology company revolutionizing the global lithium-ion battery industry with innovative, sustainable technologies, high-performance materials, and more efficient production methods. The Company manufactures industry-leading battery cell testing equipment, is growing its high-performance synthetic graphite anode material manufacturing operations, and has developed an all-dry, zero-waste cathode synthesis process. Through advanced R&D capabilities, proprietary technology, and strategic partnerships, NOVONIX has gained a prominent position in the electric vehicle and energy storage systems battery industry and is powering a cleaner energy future. To learn more, visit us at www.novonixgroup.com or on LinkedIn and X.

For NOVONIX Limited

Scott Espenshade, ir@novonixgroup.com (investors)

Valerie Malone, media@novonixgroup.com (media)

Cautionary Note Regarding Forward-Looking Statements

This report contains forward-looking statements about the Company and the industry in which it operates. Forward-looking statements can generally be identified by use of words such as “anticipate,” “believe,” “contemplate,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” or “would,” or other similar expressions. Examples of forward-looking statements in this presentation include, among others, statements we make regarding the performance of our Generation 3 Furnaces and their ability to meet customer specifications, and cost, throughput and sustainability targets, our increased production target and timing of commercial production of our Riverside facility, our ability to achieve profitability and sales price targets, the efforts and potential benefits of our working with the U.S. Department of Energy, ability to satisfy future capital needs, and the timing of our future site expansions. We have based such statements on our current expectations and projections about future events and trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. Such forward-looking statements involve and are subject to known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company and/or its subsidiaries to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Factors that could affect our business and results are included in our filings with the U.S. Securities and Exchange Commission (“SEC”), including the Company’s most recent annual report on Form 20-F. Copies of these filings may be obtained by visiting our Investor Relations website at www.novonixgroup.com or the SEC's website at www.sec.gov. Forward-looking statements are not guarantees of future performance or outcomes, and actual performance and outcomes may differ materially from those made in or suggested by the forward-looking statements contained in this Presentation. Accordingly, recipients of this Presentation should not place undue reliance on forward-looking statements. Any forward-looking statement in this Presentation is based only on information currently available to us and speaks only as of the date on which it is made. We undertake no obligation to update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise, except as required by law.

NOVONIX Limited		10 |P a g e
ACN 157 690 830
Level 38, 71 Eagle Street	www.novonixgroup.com
Brisbane QLD 4000	ASX: NVX Nasdaq: NVX
AUSTRALIA

17 April 2024

Industry and Market Data

This Report contains estimates and information concerning our industry and our business, including estimated market size and projected growth rates of the markets for our products. Unless otherwise expressly stated, we obtained this industry, business, market, and other information from reports, research surveys, studies, and similar data prepared by third parties, industry, general publications, government data, and similar sources. This Report also includes certain information and data that is derived from internal research. While we believe that our internal research is reliable, such research has not been verified by any third party.

Estimates and information concerning our industry and our business involve a number of assumptions and limitations. Although we are responsible for all the disclosure contained in this Report and we believe the third-party market position, market opportunity and market size data included in this Report are reliable, we have not independently verified the accuracy or completeness of this third-party data. Information that is based on projections, assumptions, and estimates of our future performance and the future performance of the industry in which we operate is necessarily subject to a high degree of uncertainty and risk due to a variety of factors, which could cause results to differ materially from those expressed in these publications and reports.

NOVONIX Limited		11 |P a g e
ACN 157 690 830
Level 38, 71 Eagle Street	www.novonixgroup.com
Brisbane QLD 4000	ASX: NVX Nasdaq: NVX
AUSTRALIA

17 April 2024

Rule 4.7B

Appendix 4C

Quarterly cash flow report for entities
subject to Listing Rule 4.7B

Name of entity
NOVONIX LIMITED
ABN	Quarter ended (“current quarter”)
54 157 690 830	31 March 2024

Consolidated statement of cash flows		Current quarter $USD’000	Year to date (3 months) $USD’000
1.	Cash flows from operating activities	2,140	2,140
1.1	Receipts from customers
1.2	Payments for	(582)	(582)
	(a) research and development
	(b) product manufacturing and operating costs	(1,284)	(1,284)
	(c) advertising and marketing	(59)	(59)
	(d) leased assets	-	-
	(e) staff costs	(6,580)	(6,580)
	(f) administration and corporate costs	(7,293)	(7,293)
1.3	Dividends received (see note 3)	-	-
1.4	Interest received	552	552
1.5	Interest and other costs of finance paid	(523)	(523)
1.6	Income taxes paid	-	-
1.7	Government grants and tax incentives	334	334
1.8	Other (provide details if material)	125	125
1.9	Net cash from / (used in) operating activities	(13,170)	(13,170)

ASX Listing Rules Appendix 4C (17/07/20)	Page 1
+ See chapter 19 of the ASX Listing Rules for defined terms.

Appendix 4C
Quarterly cash flow report for entities subject to Listing Rule 4.7B

Consolidated statement of cash flows		Current quarter $USD’000	Year to date (3 months) $USD’000
2.	Cash flows from investing activities	-	-
2.1	Payments to acquire or for:
(a) entities
	(b) businesses	-	-
	(c) property, plant and equipment	(1,569)	(1,569)
	(d) investments	-	-
	(e) intellectual property	-	-
	(f) other non-current assets	(7)	(7)
2.2	Proceeds from disposal of:	-	-
(a) entities
	(b) businesses	-	-
	(c) property, plant and equipment	-	-
	(d) investments	-	-
	(e) intellectual property	-	-
	(f) other non-current assets	-	-
2.3	Cash flows from loans to other entities	-	-
2.4	Dividends received (see note 3)	-	-
2.5	Other – Refunds / (payments for security deposits	(329)	(329)
2.6	Net cash from / (used in) investing activities	(1,905)	(1,905)

3.	Cash flows from financing activities	-	-
3.1	Proceeds from issues of equity securities (excluding convertible debt securities)
3.2	Proceeds from issue of convertible debt securities	-	-
3.3	Proceeds from exercise of options	-	-
3.4	Transaction costs related to issues of equity securities or convertible debt securities	(1)	(1)
3.5	Proceeds from borrowings	-	-
3.6	Repayment of borrowings	(333)	(333)
3.7	Transaction costs related to loans and borrowings	-	-

ASX Listing Rules Appendix 4C (17/07/20)	Page 2
+ See chapter 19 of the ASX Listing Rules for defined terms.

Appendix 4C
Quarterly cash flow report for entities subject to Listing Rule 4.7B

Consolidated statement of cash flows		Current quarter $USD’000	Year to date (3 months) $USD’000
3.8	Dividends paid	-	-
3.9	Other (provide details if material)	(148)	(148)
3.10	Net cash from / (used in) financing activities	(482)	(482)

4.	Net increase / (decrease) in cash and cash equivalents for the period	78,713	78,713
4.1	Cash and cash equivalents at beginning of period
4.2	Net cash from / (used in) operating activities (item 1.9 above)	(13,170)	(13,50170)
4.3	Net cash from / (used in) investing activities (item 2.6 above)	(1,905)	(1,905)
4.4	Net cash from / (used in) financing activities (item 3.10 above)	(482)	(482)
4.5	Effect of movement in exchange rates on cash held	(912)	(912)
4.6	Cash and cash equivalents at end of period	62,244	62,244

5.	Reconciliation of cash and cash equivalents at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts	Current quarter $USD’000	Previous quarter $USD’000
5.1	Bank balances	62,244	62,244
5.2	Call deposits	-	-
5.3	Bank overdrafts	-	-
5.4	Other (provide details)	-	-
5.5	Cash and cash equivalents at end of quarter (should equal item 4.6 above)	62,244	62,244

ASX Listing Rules Appendix 4C (17/07/20)	Page 3
+ See chapter 19 of the ASX Listing Rules for defined terms.

Appendix 4C
Quarterly cash flow report for entities subject to Listing Rule 4.7B

6.	Payments to related parties of the entity and their associates		Current quarter $USD'000
6.1	Aggregate amount of payments to related parties and their associates included in item 1		351
6.2	Aggregate amount of payments to related parties and their associates included in item 2		-

Note: if any amounts are shown in items 6.1 or 6.2, your quarterly activity report must include a description of, and an explanation for, such payments.

Payments to related parties (directors and Nick Liveris) includes director fees, salary and wages (including STI), and superannuation.

7.

Financing facilities
Note: the term “facility’ includes all forms of financing arrangements available to the entity.

Add notes as necessary for an understanding of the sources of finance available to the entity.

		Total facility amount at quarter end $USD’000	Amount drawn at quarter end $USD’000
7.1	Loan facilities	40,122	39,914
7.2	Credit standby arrangements	-	-
7.3	Other (please specify)	-	-
7.4	Total financing facilities	40,122	39,914

7.5	Unused financing facilities available at quarter end		208
7.6

Include in the box below a description of each facility above, including the lender, interest rate, maturity date and whether it is secured or unsecured. If any additional financing facilities have been entered into or are proposed to be entered into after quarter end, include a note providing details of those facilities as well.

ASX Listing Rules Appendix 4C (17/07/20)	Page 4
+ See chapter 19 of the ASX Listing Rules for defined terms.

Appendix 4C
Quarterly cash flow report for entities subject to Listing Rule 4.7B

•
Loan facility with BDC for CAD$2,680,000 secured by first mortgage over the group’s freehold land and buildings. The facility is repayable in monthly instalments ending 15 September 2044. Interest rate is variable and is currently 8.3%. As at 31 March 2024 the facility has been fully drawn down.
•
On 28 May 2021, the Group purchased commercial land and buildings in Nova Scotia, Canada for CAD$3,550,000 from which the Cathode business operates. The Group entered into a loan facility to purchase the land and buildings. The total available under the facility is CAD $4,985,000 and it has been drawn down to CAD$4,953,060.67 as at 31 March 2024. Interest rate is variable and is currently 8.3%. The full facility is repayable in monthly instalments, commencing 31 December 2022 and ending 30 November 2047. The land and buildings have been pledged as security for the bank loan.
•
Loan facility with BDC for CAD$2,300,000 secured by first mortgage over the group’s freehold land and buildings. The facility is repayable in monthly instalments, commencing 31 December 2023 and ending 30 November 2033. Interest rate is variable and is currently 7.8%. As at 31 March 2024, it has been drawn down to CAD$500,000.
•
Contribution agreement with Atlantic Canada Opportunities Agency (ACOA), for CAD$500,000. As at 31 March 2024 it has been fully drawn down. The facility is interest free and repayable in monthly instalments commencing 1 September 2019 and ending 1 May 2027.
•
Contribution agreement with Atlantic Canada Opportunities Agency (ACOA), for CAD$500,000. As at 31 March 2024 it has been fully drawn down. The facility is interest free and repayable in monthly instalments commencing 1 January 2021 and ending 1 December 2026.
•
Contribution agreement with Atlantic Canada Opportunities Agency (ACOA), for CAD$250,000. As at 31 March 2024 it has been fully drawn down. The facility is interest free and repayable in monthly instalments commencing 1 January 2024 and ending 1 December 2026.
•
Contribution agreement with Atlantic Canada Opportunities Agency (ACOA), for CAD$1,886,000. As at 31 March 2024 it has been fully drawn down. The facility is interest free and repayable in monthly instalments commencing 1 January 2025 and ending 1 December 2036.
•
On 28 July 2021, the Group purchased commercial land and buildings in Chattanooga for USD $42.6M to expand the NAM business. The Group entered into a loan facility with PNC Real Estate to purchase the land and buildings. The total available amount under the facility is USD$30,100,000 and it has been fully drawn down as at 31 March 2024. The facility is repayable in monthly instalments, commencing September 2021 and ending August 2031. The land and buildings have been pledged as security for the loan.

8.	Estimated cash available for future operating activities	$USD’000
8.1	Net cash from / (used in) operating activities (item 1.9)	(13,170)
8.2	Cash and cash equivalents at quarter end (item 4.6)	62,244
8.3	Unused finance facilities available at quarter end (item 7.5)	208
8.4	Total available funding (item 8.2 + item 8.3)	62,452

8.5	Estimated quarters of funding available (item 8.4 divided by item 8.1)	4.7

Note: if the entity has reported positive net operating cash flows in item 1.9, answer item 8.5 as “N/A”. Otherwise, a figure for the estimated quarters of funding available must be included in item 8.5.

ASX Listing Rules Appendix 4C (17/07/20)	Page 5
+ See chapter 19 of the ASX Listing Rules for defined terms.

Appendix 4C
Quarterly cash flow report for entities subject to Listing Rule 4.7B

8.6	If item 8.5 is less than 2 quarters, please provide answers to the following questions:
	8.6.1	Does the entity expect that it will continue to have the current level of net operating cash flows for the time being and, if not, why not?
	Answer:	N/A
8.6.2

Has the entity taken any steps, or does it propose to take any steps, to raise further cash to fund its operations and, if so, what are those steps and how likely does it believe that they will be successful?

	Answer:	N/A
	8.6.3	Does the entity expect to be able to continue its operations and to meet its business objectives and, if so, on what basis?
	Answer:	N/A
Note: where item 8.5 is less than 2 quarters, all of questions 8.6.1, 8.6.2 and 8.6.3 above must be answered.

Compliance statement

1 This statement has been prepared in accordance with accounting standards and policies which comply with Listing Rule 19.11A.

2 This statement gives a true and fair view of the matters disclosed.

Date:	17 April 2024

Authorised by:	By the Chairman of the Board
(Name of body or officer authorising release – see note 4)

ASX Listing Rules Appendix 4C (17/07/20)	Page 6
+ See chapter 19 of the ASX Listing Rules for defined terms.

Appendix 4C
Quarterly cash flow report for entities subject to Listing Rule 4.7B

Notes

1.
This quarterly cash flow report and the accompanying activity report provide a basis for informing the market about the entity’s activities for the past quarter, how they have been financed and the effect this has had on its cash position. An entity that wishes to disclose additional information over and above the minimum required under the Listing Rules is encouraged to do so.
2.
If this quarterly cash flow report has been prepared in accordance with Australian Accounting Standards, the definitions in, and provisions of, AASB 107: Statement of Cash Flows apply to this report. If this quarterly cash flow report has been prepared in accordance with other accounting standards agreed by ASX pursuant to Listing Rule 19.11A, the corresponding equivalent standard applies to this report.
3.
Dividends received may be classified either as cash flows from operating activities or cash flows from investing activities, depending on the accounting policy of the entity.
4.
If this report has been authorised for release to the market by your board of directors, you can insert here: “By the board”. If it has been authorised for release to the market by a committee of your board of directors, you can insert here: “By the [name of board committee – e.g. Audit and Risk Committee]”. If it has been authorised for release to the market by a disclosure committee, you can insert here: “By the Disclosure Committee”.
5.
If this report has been authorised for release to the market by your board of directors and you wish to hold yourself out as complying with recommendation 4.2 of the ASX Corporate Governance Council’s Corporate Governance Principles and Recommendations, the board should have received a declaration from its CEO and CFO that, in their opinion, the financial records of the entity have been properly maintained, that this report complies with the appropriate accounting standards and gives a true and fair view of the cash flows of the entity, and that their opinion has been formed on the basis of a sound system of risk management and internal control which is operating effectively.

ASX Listing Rules Appendix 4C (17/07/20)	Page 7
+ See chapter 19 of the ASX Listing Rules for defined terms.